UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       INTERNET COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    46057T408
                                 (CUSIP Number)
Cannon Y. Harvey                                     Robert M. Swysgood,  Esq.
The Anschutz Corporation                             The Anschutz Corporation
555 Seventeenth Street, Suite 2400                   555 17th Street, Suite 2400
Denver, CO 80202                                     Denver, CO 80202
(303) 298-1000                                       (303) 298-1000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Interwest Group, Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a)  /X/
                                                                       (b)  / /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  Colorado
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       6,019,559**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     6,019,559**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,019,559**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.8%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Schedule 13D Amendment No. 2, and Schedule 13D Amendment No. 4, and Schedule 13D Amendment No. 5. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                  Anschutz Company
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  Delaware
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       6,019,559**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     6,019,559**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,019,559**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.8%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  CO
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Schedule 13D Amendment No. 2, and Schedule 13D Amendment No. 4, and Schedule 13D Amendment No. 5. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

CUSIP Number:  46057T408
--------------------------------------------------------------------------------
1        Names of Reporting Persons (entities only)
         I.R.S. Identification Nos. of Above Person
                  Philip F. Anschutz
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                       (a)/X/
                                                                       (b)/ /
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds
                  OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                         / /
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
                  United States of America
--------------------------------------------------------------------------------
Number of                           7       Sole Voting Power
Shares                                                               0
Beneficially                                ------------------------------------
Owned by                            8       Shared Voting Power
Each Reporting                                                       6,019,559**
Person With                                 ------------------------------------
                                    9       Sole Dispositive Power
                                                                     0
                                            ------------------------------------
                                    10      Shared Dispositive Power
                                                                     6,019,559**
                                            ------------------------------------
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,019,559**
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares                                              / /
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
                  68.8%**
--------------------------------------------------------------------------------
14       Type of Reporting Person
                  IN
--------------------------------------------------------------------------------

** The reporting persons have a right to acquire 3,039,132 shares, as described in Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 4, and Schedule 13D Amendment No. 5. The stated number of shares and aggregate amount beneficially owned by each reporting person assumes the acquisition of these shares. Likewise, the total number of shares outstanding, used to calculate the stated percentage of class ownership, assumes these shares are outstanding.

This Amendment No. 6 to the Schedule 13D filed on September 27, 1996, by Interwest Group, Inc. ("Group"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), as amended by Amendment No. 1 to the Schedule 13D filed on January 9, 1997, as amended by Amendment No. 2 to the Schedule 13D filed on April 3, 1997, as amended by Amendment No. 3 to the Schedule 13D filed on June 10, 1998, as amended by Amendment No. 4 to the Schedule 13D filed on March 10, 1999, and as further amended by Amendment No. 5 to the Schedule 13D filed on September 13, 1999 (such Schedule 13D, as amended, the "Schedule 13D"), relates to shares of Common Stock, no par value per share, of Internet Communications Corporation (the "Company") ("Common Stock") and amends Items 3, 4, 5, and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information previously furnished in response to this Item is amended to add the following:

In accordance with the Securities Purchase Agreement entered into by Group and the Company on December 30, 1998, and the Articles of Amendment to the Company's Articles of Incorporation executed December 30, 1998, the Company issued 70,017 shares of its Common Stock to Group on September 27, 1999, as dividends on Group's 50,000 shares of the Company's Series A Convertible Preferred Stock for the two calendar quarters ending March 31, 1999 and June 30, 1999. The Company's calculation of the 70,017 shares of Common Stock distributed was as follows:

DIVIDEND PERIOD:

April 1, 1999 through June 30, 1999

April 99          30 days
May 99            31 days
June 99           30 days
                  -------
                  91 days
                  =======

CALCULATED DIVIDEND:
                                          91 days
                                         --------
50,000 shares x $7.125 (dividend rate) x 365 days = 88,818/$2.8972 (Closing
Price per share) = 30,656 shares

DIVIDEND PERIOD:

December 31, 1998 through March 31, 1999

December 98        1 day
January 99        31 days
February 99       28 days
March 99          31 days
                  -------
                  91 days
                  =======

CALCULATED DIVIDEND:
                                          91 days
                                         --------
50,000 shares x $7.125 (dividend rate) x 365 days = 88,818/$2.2565 (Closing
Price per share) = 39,361 shares

                                                             Total 70,017 shares

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transaction was for the Company to comply with its obligation to issue dividends on the preferred stock for the subject quarters as identified in Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information previously furnished in response to this Item is amended to read as follows:

As of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 2,980,427 shares of Common Stock, exclusive of shares that the reporting persons have a right to acquire. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on September 27, 1999, exclusive of shares that the reporting persons have a right to acquire, such number of shares of Common Stock is equal to approximately 52.2% of the number of shares of Common Stock then outstanding.

Including (i) the 653,752 shares of Common Stock that Group has a right to acquire pursuant to the shares of Series B Convertible Preferred Stock referred to in Amendment No. 5 to this Schedule 13D (together with all common stock acquirable upon conversion of convertible stock, the "Conversion Shares") and the 100,000 shares of Common Stock that Group has a right to acquire pursuant to the Warrants referred to in Amendment No. 5 to this Schedule 13D (together with all common stock acquirable upon exercise of warrants, the "Warrant Shares"),
(ii) the 2,222,222 Conversion Shares referred to in Amendment No. 4 to this
Schedule 13D, and (iii) the 63,158 Warrant Shares referred to in Amendment No. 2 to this Schedule 13D, as of the date hereof, Group may be deemed to be the direct beneficial owner and AC and Anschutz may be deemed to be indirect beneficial owners of 6,019,559 shares of Common Stock. Group, Anschutz, and AC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such shares. Based upon the number of shares of Common Stock that were issued and outstanding on September 27, 1999, after giving effect to the issuance of the Warrant Shares and Conversion Shares, such number of shares of Common Stock is equal to approximately 68.8% of the number of shares of Common Stock then outstanding.

All transactions in Common Stock effected by Group, Anschutz, and AC since the filing of Amendment No. 5 to the Schedule 13D are described in Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A.       Statement of Filing Persons Pursuant to Rule 13d-1(K)(1)(iii)

B. Power of Attorney executed by Philip F. Anschutz on October 21, 1999, appointing Robert M. Swysgood as attorney-in-fact to execute Forms 3, 4, and 5 and Schedules 13D and 13G and any Amendments thereto, on his behalf individually and in his capacity as an officer and/or director of the Anschutz Company and Anschutz Corporation.

         Group, Anschutz, and AC incorporate by reference the Securities Purchase Agreement entered into by Group and the Company on December 30, 1998, previously filed with the Securities and Exchange Commission on January 27, 1999, as Appendix A to the Definitive Proxy Statement filed that date by Company.

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



INTERWEST GROUP, INC.



By: /s/ THOMAS G. KUNDERT                       October 21, 1999
    ---------------------------                 ------------------
        Thomas G. Kundert                       Date
        Treasurer

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



ANSCHUTZ COMPANY

By: Philip F. Anschutz
    Chairman

    By: /s/ ROBERT M. SWYSGOOD                      October 21, 1999
        -----------------------------------         ------------------
            Robert M. Swysgood***                   Date
            Attorney-in-fact




*** Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 6 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is filed as Exhibit A with this Amendment No. 6 to the Schedule 13D.

                                   Signature
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




PHILIP F. ANSCHUTZ


By: /s/ ROBERT M. SWYSGOOD                      October 21, 1999
    -----------------------------------         ------------------
        Robert M. Swysgood***                   Date
        Attorney-in-fact




*** Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 6 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company. A copy of the power of attorney is filed as Exhibit A with this Amendment 6 to the
     Schedule 13D.